PRIMARI Analytics Corp.

Annual Report
2020

Dear investors,

We completed our crowdfunding campaign in late July 2020, raising $69,329 from 172 investors via WeFunder's platform. These funds allowed us continue building our core technology, furthering the development of DAN, our Digital AI Analyst, and obtain a privacy-shield re-certification. Our team made significant efforts to accelerate our development going into 2021 when early in the year we put a light trial version of DAN in the hands of 3rd party business professionals who provided relevant data for our development roadmap.

Thank you for your support and we are excited about the future.

Sincerely,

Francisco Gomez
Co-Founder, CEO

Annual Report

Cover Page

Name of issuer:

PRIMARI Analytics Corp.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 8/1/2018

Physical address of issuer:

276 5th Avenue
New York NY 10001

Website of issuer:

http://www.primari.ai

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$61,626.14	$1,030.00
Cash & Cash Equivalents:	$56,245.93	$97.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$13,088.79	$11,297.00
Long-term Debt:	$109,683.99	$21,680.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$294.00	$250.00
Net Income:	($25,550.59)	($13,181.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD,
MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC,
SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

PRIMARI Analytics Corp.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Katherine Kalin	Director at PRIMARI Analytics and Director at Brown Advisory Incorporated and for Clinical Genomics Technologies	Retired	2018
Diane D'Erasmo	Director for BHI Advisory Group, and White & Warren	Retired	2018
Andrei Volgin	Founder CTO	PRIMARI Analytics	2018
Francisco Gomez	Founder CEO	PRIMARI Analytics	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Andrei Volgin	CTO	2018
Francisco Gomez	President	2018
Francisco Gomez	CEO	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Andrei Volgin	768000.0 Common Stock	38.4
Francisco Gomez	1152000.0 Common Stock	57.6

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

PRIMARI's current product offering is new and does not have a stable or significant customer base. It is necessary that PRIMARI grows the number of customers rapidly, although, there is no guarantee PRIMARI will do so.

PRIMARI is dependent on general economic conditions. During economic downturns, individuals, companies, and other organizations may see reductions in their ability and willingness to spend in technology, which may reduce our revenue prospects.

PRIMARI's platform is built to process public and private data sets, and is built to integrate with third-party applications and platforms. Restriction of access to these datasets, applications, and platforms may affect PRIMARI's business.

PRIMARI may experience system failures, outages and/or disruptions of the functionality of our platform. Such failures, delays and other problems could harm our reputation and business, cause us to lose customers or expose us to customer liability. While we have processes and backup measures in place, there is no assurance that these instances will always be prevented.

PRIMARI could be the target of cyber attacks, denial of service, and other malicious attacks. While we have processes and security measures in place, there is no assurance that these malicious attacks will always be prevented.

Although PRIMARI's Intellectual Property is protected through several methods and guidelines, reverse engineering and other illegal acts can be of detriment to the company's earnings and reputation causing legal and commercial challenges.

PRIMARI's limited operating history provides no assurance that PRIMARI will be able to record profits in the future. PRIMARI will continue to experience operating losses as it expands its offering, engages in additional development efforts, and grows its marketing and sales force in an effort to commercialize its products. PRIMARI expects losses until, if ever, its revenues from the sale of its products and services cover its expenses. Achieving and maintaining long-term profitability depends on successfully commercializing PRIMARI's products and technologies. PRIMARI cannot assure you that it will be able to achieve any of the foregoing or that it will be profitable even if it successfully commercializes its products.

PRIMARI is also faced with risks inherent in operating a new business. The risks inherent in operating a new business such as PRIMARI's include: difficulties and delays often encountered in developing, producing and commercializing new, advanced technologies; developing the markets for PRIMARI's products and technologies; transitioning PRIMARI's development efforts to commercialization; attracting and retaining qualified management, sales and/or marketing and technical staff; forecasting accuracy, determining appropriate investments of PRIMARI's limited resources; market acceptance of PRIMARI's existing and future products and services; competition from established companies with greater financial and technical resources; acquiring and retaining users; and developing enhancements to PRIMARI's products and services. PRIMARI cannot assure you that PRIMARI will be successful in addressing these and other challenges PRIMARI may face in the future.

PRIMARI's current and potential competitors may have longer operating histories, greater financial, technical, marketing and other resources and larger customer bases than PRIMARI does. These factors may allow PRIMARI's competitors to respond more quickly than PRIMARI can to new or emerging technologies and changes in customer preferences. These competitors may engage in more extensive marketing campaigns. PRIMARI's competitors may develop products or services that are similar to PRIMARI's products and services or that achieve greater market acceptance than PRIMARI's services.

PRIMARI will likely need to engage in future financing in the future in the form of equity, debt, or preferred stock which could affect investor's rights and the value of the original investment. Adverse interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to some investors. In addition, if, in the future, PRIMARI needs to raise more equity capital from the sale of stock, institutional or other investors may negotiate different investment terms.

PRIMARI may never receive future financing. In addition, PRIMARI may never undergo a liquidity event such as a sale of PRIMARI or an IPO. If neither the sale of Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to PRIMARI's assets or profits and have no voting rights or ability to direct PRIMARI or its actions.

If adequate funds are not available or not available on acceptable terms, PRIMARI may not be able to fund its expansion, promote its product, take advantage of unanticipated acquisition opportunities, develop or enhance services or respond to competitive pressures. Any such inability may have a material adverse effect on PRIMARI's business, results of operations, financial condition, and prospects.

There is no current market for PRIMARI's stock. These securities are illiquid and there will not be an official current price for them, as there would be if we were a publicly-traded company with a listing on a stock exchange. Investors should assume that they may not be able to liquidate their investment for some time or be able to pledge their shares as collateral. Further, some investors are required to assign their voting rights as a condition to investing. This assignment of voting rights may further limit an investor's ability to liquidate their investment. Since PRIMARI has not established a trading forum for its stock, there will be no easy way to know what the Common Stock is "worth" at any time.

Unlike listed companies that have comparable valuation metrics that are publicly available, startup valuations are difficult to assess at any stage. The valuation cap for this offering has been determined by the company and you may risk overpaying for your investment.

Investors will not see a return on PRIMARI until acquired, IPO, or becomes profitable to start paying dividends to shareholders. None of those events are guaranteed to happen. Also, that dividends will only be paid if and when declared by the Board.

The statements presented in this Regulation Crowd Funding Offering may contain forward-looking statements. These statements may relate to future events, future clients, future sales, future partnerships, and future financial performance of PRIMARI. However, any statements that are not statements of historical fact - including without limitation statements to the effect that the Company or its management "believes", "expects", "anticipates", "plans" (and similar expressions) - should be considered forward-looking statements. In the spirit of full transparency, there are a number of factors that could cause PRIMARI's actual results to differ materially from those indicated by the forward-looking statements.

PRIMARI's future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	2,000,000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Francisco Gomez
Issue date	12/31/18
Amount	$13,361.00
Outstanding principal plus interest	$14,162.00 as of 03/31/20
Interest rate	6.0% per annum
Maturity date	12/31/25
Current with payments	Yes

Co-Founder's Loan. Interest is accrued annually at the applicable federal rate. There are no minimum monthly payments and no maturity date. Management does not intend to pay back the related party loan in the next year.

Loan

Lender	Francisco Gomez
Issue date	12/31/19
Amount	$8,319.00
Outstanding principal plus interest	$8,319.00 as of 04/10/20
Interest rate	6.0% per annum
Maturity date	12/31/25
Current with payments	Yes

Co-Founder's Loan. Interest is accrued annually at the applicable federal rate. There are no minimum monthly payments and no maturity date. Management does not intend to pay back the related party loan in the next year.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
		No exempt offerings.		

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Francisco Gomez
Amount Invested	$8,319.00
Transaction type	Loan
Issue date	12/31/19
Outstanding principal plus interest	$8,319.00 as of 03/11/20
Interest rate	6.0% per annum
Maturity date	12/31/25
Outstanding	Yes
Current with payments	Yes
Relationship	Co-Founder/CEO

Co-Founder's Loan. Interest is accrued annually at the applicable federal rate. There are no minimum monthly payments and no maturity date. Management does not intend to pay back the related party loan in the next year.

Name	Francisco Gomez
Amount Invested	$13,361.00
Transaction type	Loan
Issue date	12/31/18
Outstanding principal plus interest	$14,162.00 as of 03/10/20
Interest rate	6.0% per annum
Maturity date	12/31/25
Outstanding	Yes
Current with payments	Yes
Relationship	Co-Founder/CEO

Co-Founder's Loan. Interest is accrued annually at the applicable federal rate. There are no minimum monthly payments and no maturity date. Management does not intend to pay back the related party loan in the next year.

Name	Francisco Gomez
Amount Invested	$8,377.69
Transaction type	Loan
Issue date	12/31/20
Outstanding principal plus interest	$8,377.69 as of 04/30/21
Interest rate	6.0% per annum
Maturity date	12/31/26
Outstanding	Yes
Current with payments	Yes
Relationship	Co-Founder CEO

Co-Founder's Loan. Interest is accrued annually at the applicable federal rate. There are no minimum monthly payments and no maturity date. Management does not intend to pay back the related party loan in the next year.

Name	Andrei Volgin
Amount Invested	$1,315.87
Transaction type	Loan
Issue date	12/31/20
Outstanding principal plus interest	$1,315.87 as of 04/30/21
Interest rate	6.0% per annum
Maturity date	12/31/26
Outstanding	Yes
Current with payments	Yes
Relationship	Co-Founder

Co-Founder's Loan. Interest is accrued annually at the applicable federal rate. There are no minimum monthly payments and no maturity date. Management does not intend to pay back the related party loan in the next year.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

PRIMARI is a technology startup developing Friendly AI for business professionals working anywhere, any time. Our smart technology reduces the workload of busy professionals and is built for non-technical end-users, and those dissatisfied with work tools. Our Friendly AI allows users to send emails & text messages to DAN, our Digital Analyst who understands natural language and translates requests into code that CRMs, Marketing, and other software programs can understand and execute in minutes.

Our team's goal is to become the world's preferred choice for anywhere/any time work solutions powered by AI across the SMBs and large enterprise segments. Our mission is to provide the most convenient and easy-to-use AI products that simplify and improve the remote and on-the-go work experience, reduce the workload of busy professionals, empower professionals to use any software without prior training or skills, and improve job satisfaction for millions of workers.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

PRIMARI Analytics Corp. was incorporated in the State of Delaware in August 2018.

Since then, we have:

- Recruited a world-class technology advisor from NASDAQ

- Recruited two highly successful executives to serve on our board

- Developed a functional MVP

- Secured a pilot client

- Received a Privacy Shield certification

- Completed our core technology

- Developed a beta product

Historical Results of Operations

Our company was organized in August 2018 and has limited operations upon which prospective investors may base an evaluation of its performance. The statements below refer to the Jan-Dec 2020 period.

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $0 compared to the year ended December 31, 2019, when the Company had revenues of $0.

- *Assets.* As of December 31, 2020, the Company had total assets of $61,626, including $56,245 in cash. As of December 31, 2019, the Company had $1,030 in total assets, including $97 in cash.

- *Net Loss.* The Company has had net losses of $25,550 and net losses of $13,181 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.

- *Liabilities.* The Company's liabilities totaled $109,683 for the fiscal year ended December 31, 2020 and $32,977 for the fiscal year ended December 31, 2019.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

After the conclusion of the Offering, our projected runway is 18 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in the future. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

PRIMARI Analytics Corp. cash in hand is $56,245, as of January 2021. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $2,104/month. Our intent is to be profitable in 24 months.

There are no material changes to our company or operations and we continue incurring minimum expenses that help develop our technology.

We project that expenses will increase as a result of investments to further develop our technology. Our revenues will begin to change as we begin commercializing a robust product.

PRIMARI will seek additional funds in the later part of 2021 to continue building the team and furthering the development of our product.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Francisco Gomez, certify that:

(1) the financial statements of PRIMARI Analytics Corp. included in this Form are true and complete in all material respects ; and

(2) the tax return information of PRIMARI Analytics Corp. included in this Form reflects accurately the information reported on the tax return for PRIMARI Analytics Corp. filed for the most recently completed fiscal year.

Francisco Gomez
Founder CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.primari.ai/investors

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

Signatures

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

PRIMARI Analytics Corp.

By

Francisco Gomez

Co-Founder - CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Francisco Gomez

Co-Founder - CEO
4/30/2021

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

PRIMARI Analytics Corp.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

To the Board of PRIMARI Analytics Corp.:
I have reviewed the 2020 financial statements including the annual P&L, Balance Sheet, and cashflow statements.

Based on my review as an executive of the company and my understanding of the business including not being aware of material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles (GAAP) generally accepted in the United States of America.

Francisco Gomez
Co-Founder, CEO
PRIMARI Analytics Corp.

PRIMARI Analytics Corp.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

The Company
PRIMARI Analytics Corp. (the "Company") was incorporated in the State of Delaware on August 1, 2018. The Company mission is to use Artificial Intelligence to increase efficiency for busy professionals, empower professionals to use any software platform – *without prior training or skills*, and improve job satisfaction for millions of workers.

Without affecting the user's work habits, PRIMARI's friendly AI delivers the convenience, simplicity and speed that business professionals expect. From the convenience of any device, and using human language, professionals can easily delegate simple tasks or tedious, undesirable and multistep work to DAN – PRIMARI's Intelligent Analyst Powered by AI. Within minutes, DAN completes the assignment. Through smart technology, DAN continuously learns new business skills and qualifications becoming your right-hand in business.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the

risk of loss is low.

Income Taxes

The Company applies ASC 740 Income Taxes (“ASC 740”). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to management’s uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and New York.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2020 the Company has not had any sales.

WeFunder CrowdFunding

The Company successfully completed a capital raising event in July 2020 through WeFunder’s crowdfunding platform. 172 investors participated with a total investment of $69,329. These funds allow the company to build the core technology of our AI and carry on general business operations.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure

fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.
The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Software Development Costs
The Company has elected to capitalize certain costs related to the development of the Digital Analyst (DAN) application. Costs incurred during the application development phase are capitalized only when the Company believes it the software has reached technological feasibility. The types of costs capitalized during the application development phase include consulting fees for third party developers working on this. Costs related to the preliminary project stage and postimplementation activities are expensed as incurred. Software development costs are amortized on a straight-line basis over three years.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

New Accounting Pronouncements
There are no recent accounting pronouncements that are expected to have a material impact on our financial position.

Commitments and Contingencies
The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Note Payable – Related Party
Since inception, related parties have provided loans to the Company valued at $31,373.56 as of December 31, 2020. Interest is accrued annually at the applicable federal rate. There are no minimum monthly payments and no maturity date. Management does not intend to pay back the related party loan in the next year.

Equity
Common Stock
Under the operating agreement, the Company has issued 10,000,000 shares of common stock, which are owned by the founders and their families. Of those shares, 2,000,000 are issued and outstanding.

Subsequent Events

The Company has evaluated subsequent events through date April 27, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

PRIMARI Analytics Corp.
Balance Sheet
As of December 31, 2020

		Total
ASSETS		
Current assets		
Cash and cash equivalents	$	56,245.93
Prepaid expense		5,380.21
Total current assets	$	**61,626.14**
TOTAL ASSETS	$	**61,626.14**
LIABILITIES AND EQUITY		
Liabilities		
Current liabilities		
Credit card liability		13,088.79
Total current liabilities	$	**13,088.79**
Long-term liabilities		
Loans		31,373.56
Accrued interest		9.06
SAFE notes, net	$	**65,212.58**
Total long-term liabilities	$	**96,595.20**
Total liabilities	$	**109,683.99**
Equity		
Retained earnings		-22,507.26
Net income		-25,550.59
Total equity	-$	**48,057.85**
TOTAL LIABILITIES AND EQUITY	$	**61,626.14**

Tuesday, Apr 27, 2021 - Accrual Basis

PRIMARI Analytics Corp.
Profit and Loss
January – December 2020

	Total
Expenses	
Technology	3,053.43
General and administrative	18,912.33
Interest expense	3,293.47
Total expenses	**$ 25,259.23**
Net operating Income	**-$25,259.23**
Other income	
Interest income	2.64
Total other income	**$ 2.64**
Taxes	294.00
Net other income	**-$ 291.36**
Net income	**-$25,550.59**

Tuesday, Apr 27, 2021 - Accrual Basis

PRIMARI Analytics Corp.
Statement of Cash Flows
January – December 2020

	Total
OPERATING ACTIVITIES	
Net income	-25,550.59
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Prepaid Expense	-5,380.21
Taxes	294.00
Other assets	9.06
Credit card liability	13,088.79
Total adjustments to reconcile net income to net cash provided by operations:	**$ 8,011.64**
Net cash provided by operating activities	**-$17,538.95**
FINANCING ACTIVITIES	
Loans	8,475.30
SAFE notes, net of cost	65,212.58
Net cash provided by financing activities	**$ 73,687.88**
Net cash increase for period	**$ 56,148.93**
Cash at beginning of period	97.00
Cash at end of period	**$ 56,245.93**

Tuesday, Apr 27, 2021 - Accrual Basis